June 28, 2019

Mr. Robert Klein

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                 Comment letter dated June 14, 2019, regarding Janus Henderson Group plc Form 10-K for the fiscal year ended December 31, 2018 and Form 10-Q for the quarterly period ended March 31, 2019.

VIA EDGAR

Dear Mr. Klein:

I am writing in response to your letter dated June 14, 2019, setting forth comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the following filings of Janus Henderson Group plc (“JHG” or the “the Group”), Commission File No. 001-38103:

•                  Annual Report on Form 10-K for the fiscal year ended December 31, 2018

•                  Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019

For your convenience, we have reproduced below the full text of each of the Staff’s comments together with our responses.

JHG acknowledges responsibility for the adequacy and accuracy of the disclosure in the filings. In addition, the Group acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing.

Form 10-K for the year ended December 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations of JHG

Management Fees, page 33

1. We note your response to comment 20 of your letter dated January 20, 2017, in which you state that the “Company respectfully submits that it intends to disclose average management fee rates by capability on an annual basis.” However, we do not see disclosure of the average management fee rates by capability included in your Form 10-K for the fiscal year ended December 31, 2018 consistent with your previous response.

Please revise your future filings to disclose and discuss changes to the weighted average management fee rates by capability.

Response to Comment 1 —

We note your comment above and will include the average management fee rates by capability and a discussion of the changes to the management fee rates in our future annual reports.

Form 10-Q for the Quarterly Period Ended March 31, 2019

Notes to the Condensed Consolidated Financial Statements (Unaudited)

Note 14 - Commitments and Contingencies

Litigation and Other Regulatory Matters, page 23

2. We note your disclosure that the Company is currently subject to five different exchange e-traded note lawsuits. Please expand your disclosure in future filings to provide an estimate of the reasonably possible losses or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-4(b).

Response to Comment 2 —

At the time of filing our Form 10-Q for the quarterly period ended March 31, 2019, we were not able to reasonably estimate possible losses or a range of loss in connection with the exchange e-traded notes lawsuits disclosed in Note 14 to our financial statements.

In future filings, we will disclose an estimate of reasonably possible losses or range of losses, or a statement that such an estimate cannot made.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Janus Henderson Group plc

Non-GAAP Financial Measures, page 36

3. We note that you deduct distribution expenses to arrive at an adjusted measure of revenue, which is then used to calculate an adjusted operating margin. Considering that you are required to present revenue and related costs on a gross basis in accordance with GAAP, presenting them otherwise may violate Rule 100(b) of Regulation G by substituting individually tailored recognition and measurement methods for those of GAAP. Please explain to us how you considered whether your current presentation complies with Regulation G and Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures or revise your future filings to exclude this adjustment.

Response to Comment 3 —

We have reviewed Regulation G and Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and believe our disclosures comply with both Regulation G and Question 100.04.

Management presents adjusted revenue and adjusted operating margin on a less prominent basis compared to the respective GAAP measures, and also provides a full reconciliation of the non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP. These items are disclosed in satisfaction of Rule 100(a) of Regulation G.

Rule 100(b) of Regulation G prohibits the presentation of any non-GAAP financial measure that, taken together with the information accompanying that measure and any other accompanying discussion of that measure, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading. Management believes its non-GAAP financial measures provide valuable insight into the Group’s business. The deduction of distribution expenses from GAAP revenue reflects the nature of these expenses; nearly all distribution revenue collected from the Group’s advised funds are passed on to third party intermediaries in the form of distribution expense. Fees paid to these third party intermediaries fluctuate in direct correlation with assets under management and revenue. Management has minimal discretion or control over these fees subsequent to the contracting of the respective distribution agreements. As such, deducting distribution expenses from GAAP revenue provides an important metric used by management in evaluating the profitability of the business. The metric serves to isolate costs that are subject to active management control. Presenting the non-GAAP metric in our quarterly and annual reports provides the users of the reports a transparent and supplemental view into how management evaluates the profitability of the business. In addition, with the trend of investors moving to flat fee, unitary fee and commission-free share classes, adjusted revenue helps management review revenue on a consistent basis across differing products, classes and geographies. Management respectfully asserts that its non-GAAP financial measures represent supplemental measures by which management evaluates the business and are consistent with internal management reporting; they are not intended to substitute for GAAP measures.

In regards to Question 100.4, the non-GAAP financial measures do not accelerate the timing of recognition of revenue or distribution expenses. The non-GAAP measures represent the simple subtraction and addition of financial statement line items on the Group’s consolidated statements of comprehensive income. Additionally, the non-GAAP measures have been consistently applied in the Group’s filings with the SEC from its inception in May of 2017. Based on the forgoing, Management does not view its non-GAAP financial measures as individually tailored recognition or measurement methods.

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Please contact Brennan Hughes at 303-336-7440 or me at (+44) 0207 818 4027 with any further questions or comments.

Sincerely,

/s/ Roger Thompson

Roger Thompson
Chief Financial Officer